SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               __________________


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Bell Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    078107109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 7, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

              Check the appropriate box to designate the rule pursuant
               to which this Schedule is filed:

                             [ ]  Rule 13d-1(b)
                             [X]  Rule 13d-1(c)
                             [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 078107109
------- ------------------------------------------------------------------------
1       Name of Reporting Person
        I.R.S. Identification No. of Above Person
        Daniel Zeff
------- ------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                (a) [X]
                                                                        (b) [ ]
        ------------------------------------------------------------------------
3       SEC Use Only
------- ------------------------------------------------------------------------
4       Citizenship or Place of Organization
        United States of America
-------------------- --------- -------------------------------------------------
 Number of Shares       5      Sole Voting Power
                               739,550
                     --------- -------------------------------------------------
Beneficially Owned      6      Shared Voting Power
        by                     0
                     --------- -------------------------------------------------
  Each Reporting        7      Sole Dispositive Power
                               739,550
                     --------- -------------------------------------------------
    Person With         8      Shared Dispositive Power
                               0
------- ------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        739,550
        ------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
        [ ]
------- ------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        8.6%
------- ------------------------------------------------------------------------
12      Type of Reporting Person
        IN
------- ------------------------------------------------------------------------

CUSIP No. 078107109
------- ------------------------------------------------------------------------
1       Name of Reporting Person
        I.R.S. Identification No. of Above Person
        Spectrum Galaxy Fund Ltd.
------- ------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                (a) [X]
                                                                        (b) [ ]
        ------------------------------------------------------------------------
3       SEC Use Only
------- ------------------------------------------------------------------------
4       Citizenship or Place of Organization
        British Virgin Islands
-------------------- --------- -------------------------------------------------
 Number of Shares       5      Sole Voting Power
                               422,172
                     --------- -------------------------------------------------
Beneficially Owned      6      Shared Voting Power
        by                     0
                     --------- -------------------------------------------------
  Each Reporting        7      Sole Dispositive Power
                               422,172
                     --------- -------------------------------------------------
    Person With         8      Shared Dispositive Power
                               0
------- ------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        422,172
        ------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
        [ ]
------- ------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        4.9%
------- ------------------------------------------------------------------------
12      Type of Reporting Person
        CO
------- ------------------------------------------------------------------------

CUSIP No. 078107109
------- ------------------------------------------------------------------------
1       Name of Reporting Person
        I.R.S. Identification No. of Above Person
        Zeff Capital Partners, I, L.P
------- ------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group              (a) [X]
                                                                      (b) [ ]
------- ------------------------------------------------------------------------
3       SEC Use Only
------- ------------------------------------------------------------------------
4       Citizenship or Place of Organization
        Delaware
-------------------- --------- -------------------------------------------------
 Number of Shares       5      Sole Voting Power
                               317,378
                     --------- -------------------------------------------------
Beneficially Owned      6      Shared Voting Power
        by                     0
                     --------- -------------------------------------------------
  Each Reporting        7      Sole Dispositive Power
                               317,378
                     --------- -------------------------------------------------
    Person With         8      Shared Dispositive Power
                               0
------- ------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        317,378
------- ------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
        [ ]
------- ------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        3.7%
------- ------------------------------------------------------------------------
12      Type of Reporting Person
        PN
------- ------------------------------------------------------------------------

CUSIP No. 078107109
------- ------------------------------------------------------------------------
1       Name of Reporting Person
        I.R.S. Identification No. of Above Person
        Zeff Holding Company, LLC
        ------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group               (a) [X]
                                                                       (b) [ ]
------- ------------------------------------------------------------------------
3       SEC Use Only
------- ------------------------------------------------------------------------
4       Citizenship or Place of Organization
        Delaware
-------------------- --------- -------------------------------------------------
 Number of Shares       5      Sole Voting Power
                               317,378
                     --------- -------------------------------------------------
Beneficially Owned      6      Shared Voting Power
        by                     0
                     --------- -------------------------------------------------
  Each Reporting        7      Sole Dispositive Power
                               317,378
                     --------- -------------------------------------------------
    Person With         8      Shared Dispositive Power
                               0
------- ------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
        317,378
        ------------------------------------------------------------------------
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
        [ ]
------- ------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
        3.7%
        ------------------------------------------------------------------------
12      Type of Reporting Person
        OO
------- ------------------------------------------------------------------------

Item 1.

          (a)     Name of Issuer

                   Bell Industries, Inc.

         (b) Address of Issuer's principal executive offices

                  1960 E. Grand Avenue, Suite 560
                  El Segundo, California  90245
Item 2.

         (a)      Names of Persons Filing

                  This Statement is filed as a joint statement pursuant to Rule 13d1-(k) promulgated under the Securities Exchange Act of 1934 by Daniel Zeff, an individual ("Zeff"), Zeff Holding Company, LLC ("Holding"), Zeff Capital Partners, I, L.P. ("Capital") and Spectrum Galaxy Fund Ltd. ("Spectrum") (Zeff, Holding, Capital and Spectrum are hereinafter collectively referred to as the "Reporting Persons").

         (b) Address of Reporting Persons' principal executive office

                  50 California Street, Suite 1500
                  San Francisco, California  94111

         (c)      Citizenship

                  Mr. Zeff is a United States citizen. Spectrum is a company incorporated in the British Virgin Islands. Capital is a limited partnership organized under the laws of the State of Delaware. Holding is a limited liability company organized under the laws of the State of Delaware.

         (d)      Title of Class of Securities

                   Common Stock

         (e)      CUSIP Number

                  078107109

Item 3.  If this  statement is filed  pursuant to Rule 13d-1(b) or 13d-2(b) or
         (c), check whether the person filing is a:  Not Applicable

     (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U. S.C. 78o).

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c)

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ]    An     investment     adviser     in     accordance     with
          ss.240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)



Item 4.  Ownership.

o        By Zeff:

         (a) Amount beneficially owned:                                                 739,550

         (b) Percent of class:                                                              8.6%

         (c) Number of shares as to which the person has:

                  (i)      Sole power to vote or direct the vote.                       739,550

                  (ii)     Shared power to vote or direct the vote.                           0

                  (iii) Sole power to dispose or to direct the disposition of.          739,550

                  (iv) Shared power to dispose of or direct the disposition of.               0

o        By Spectrum:

         (a) Amount beneficially owned:                                                 422,172

         (b) Percent of class:                                                              4.9%

         (c) Number of shares as to which the person has:

                  (i)      Sole power to vote or direct the vote.                       422,172

                  (ii)     Shared power to vote or direct the vote.                           0


                                       7



                  (iii) Sole power to dispose or to direct the disposition of.          422,172

                  (iv) Shared power to dispose of or direct the disposition of.               0

o        By Capital:

         (a) Amount beneficially owned:                                                 317,378

         (b) Percent of class:                                                              3.7%

         (c) Number of shares as to which the person has:

                  (i)      Sole power to vote or direct the vote.                       317,378

                  (ii)     Shared power to vote or direct the vote.                           0

                  (iii) Sole power to dispose or to direct the disposition of.          317,378

                  (iv) Shared power to dispose of or direct the disposition of.               0

o        By Holding:

         (a) Amount beneficially owned:                                                 317,378

         (b) Percent of class:                                                              3.7%

         (c) Number of shares as to which the person has:

                  (i)      Sole power to vote or direct the vote.                       317,378

                  (ii)     Shared power to vote or direct the vote.                           0

                  (iii) Sole power to dispose or to direct the disposition of.          317,378

                  (iv) Shared power to dispose of or direct the disposition of.               0



         As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Daniel Zeff beneficially owns 739,550 shares of the Issuer's common stock ("Common Stock"), representing 8.6% of the Common Stock. Mr. Zeff does not directly own any shares of Common Stock, but he beneficially owns 317,378 shares of Common Stock held by Capital (Mr. Zeff is the sole manager of Capital's general partner, Holding) and 422,172 shares of Common Stock held by Spectrum (Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum).

Item 5.  Ownership of Five Percent or Less of a Class.

          This statement is not being filed to report the fact that as of the date hereof, one of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 7. Identification And Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         See Exhibit 1.

Item 9.  Notice Of Dissolution Of Group.

         Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            [Signature Page Follows]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2006


                                       -------------------------------
                                       Daniel Zeff


                                       ZEFF HOLDING COMPANY, LLC

                                       By: _______________________________
                                       Name: Daniel Zeff
                                       Title: Manager


                                       ZEFF CAPITAL PARTNERS I, L.P.
                                       By: Zeff Holding Company, LLC,
                                       as general partner

                                       By: _______________________________
                                       Name: Daniel Zeff
                                       Title: Manager


                                       SPECTRUM GALAXY FUND LTD.

                                       By: _______________________________
                                       Name: Dion R. Friedland
                                       Title: Director

                                                                      Exhibit 1


                             Joint Filing Agreement

 In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Bell Industries, Inc., and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

 In witness hereof, the undersigned hereby executed this Agreement this 14 day of June, 2006.



                                       -------------------------------
                                       Daniel Zeff


                                       ZEFF HOLDING COMPANY, LLC

                                       By: _______________________________
                                       Name: Daniel Zeff
                                       Title: Manager


                                       ZEFF CAPITAL PARTNERS I, L.P.
                                       By: Zeff Holding Company, LLC,
                                       as general partner

                                       By: _______________________________
                                       Name: Daniel Zeff
                                       Title: Manager


                                       SPECTRUM GALAXY FUND LTD.

                                       By: _______________________________
                                       Name: Dion R. Friedland
                                       Title: Director